SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 16, 2003

PetroKazakhstan Inc.

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(Translation of registrant's name into English)

140-4th Ave. S.W. #1460, Calgary AB, T2P 3N3

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(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form 20-F [  ]    Form 40-F [X]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [  ]    No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOR IMMEDIATE RELEASE - October 16, 2003

FOR:       PETROKAZAKHSTAN INC.

SUBJECT       :London Stock Exchange Listing

CALGARY, Alberta - PetroKazakhstan Inc. ("PetroKazakhstan" or the "Company"), incorporated in Canada, announces that it has been approved for listing on the London Stock Exchange with the trading symbol of "PKZ", effective today.

PetroKazakhstan, already listed on the New York, Toronto and Frankfurt Stock Exchanges, is an integrated, international oil company with operations solely in the Republic of Kazakhstan.

The Company will become the fourth largest oil company listed on the London Stock Exchange, in terms of market capitalisation (US $1.7 billion on October 15, 2003).

For the full year 2002 and for the first half year to June 30, 2003, the Company recorded (in accordance with Canadian GAAP) operating profits of US $272.3 million and US $200.0 million and net earnings of US $162.6 million and US $136.4 million respectively.

The Company's upstream activities consist of exploration, development and production in the South Turgai basin in south central Kazakhstan. The Company operates 7 licenses (100% owned) and has a 50% interest in 4 other licenses through joint ventures. Its current production is approximately 165,000 barrels of light crude oil per day. PetroKazakhstan's reserves were independently assessed at 518 million barrels of oil and 25 billion cubic feet of gas, at year end 2002.

Its downstream activities consist of refining in its Shymkent refinery, and marketing of refined products.

The Company exports approximately 50% of its crude oil production and refines the balance in its Shymkent refinery.

Bernard Isautier, President and Chief Executive Officer, commented: "We are delighted and honored to start trading our shares on the prestigious London Stock Exchange. As our current shareholders are predominantly constituted of North American Oil and Gas investors, we expect through the London listing to broaden our shareholder base among Emerging Markets and European investors, who are looking for investment opportunities in the fast growing oil industry in the Former Soviet Union. We also expect a much broader coverage by London-based Energy and Emerging Markets investment analysts."

Copies of the listing particulars issued in connection with the listing are available at the Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5 HS , at  Nabarro Wells, Saddlers House, Gutter Lane, London EC2V 6HS and at Denton Wilde Sapte, One Fleet Place, London EC4M 7WS. Nabarro Wells is Sponsor of the listing.

Director's dealing notification: On 15 October 2003, Robert Kaplan disposed of 20,000 common shares of PetroKazakhstan and 20,000 call options. The common shares were sold at C $29.38 per share and the call options were sold at US $4.40 per option.Robert Kaplan's remaining interest in PetroKazakhstan shares is 213,230 common shares.

Effective today, PetroKazakhstans shares will trade under the common symbol PKZ on the New York Stock Exchange, The Toronto Stock Exchange, the London Stock Exchange and the Frankfurt Stock Exchange.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Nicholas H. Gay	Ihor P. Wasylkiw	Jeffrey D. Auld
Senior Vice President Finance and CFO	Vice President Investor Relations	Manager Investor Relations-Europe
+44 (1753) 410-020	+1 (403) 221-8658	+ 44 (1753) 410-020
+44 77-48-633-226 (cell)	+1 (403) 383-2234 (cell)	+ 44 79-00-891-538 (cell)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 16, 2003
           PetroKazakhstan

By:
/s/ Ihor Wasylkiw

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Ihor Wasylkiw, P. Eng.
Vice President Investor Relations